Prospectus Supplement filed pursuant to Rule 424(b)(3)

in connection with Registration Statement No. 333-210144

Aytu BioScience, Inc.

Prospectus Supplement No. 2 dated July 22, 2016

(to Prospectus dated May 2, 2016)

Warrants to Purchase 763,250 Shares of Common Stock

Shares of Common Stock Underlying Warrants to Purchase up to

22,875,000 Shares of Common Stock

This Prospectus Supplement No. 2 updates, amends, and supplements the information previously included in the Prospectus Supplement No. 1 dated May 11, 2016 and our prospectus dated May 2, 2016, which we refer to as our prospectus, relating to the offer for sale of warrants to purchase 763,250 shares of common stock, $0.0001 par value per share, and of an aggregate of 22,875,000 shares of common stock, of Aytu BioScience, Inc., upon the exercise of warrants to purchase common stock.

Pursuant to the authority granted by Aytu’s stockholders at the annual meeting of stockholders held on May 24, 2016, the Board approved a 1-for-12 reverse stock split of our issued and outstanding shares of common stock, par value $0.0001 per share. We filed with the Secretary of State of the State of Delaware a Certificate of Amendment of our Certificate of Incorporation to implement the reverse stock split effective as of June 30, 2016 at 4:30 p.m. Eastern time.

On July 12, 2016, the Board appointed Gary Cantrell as a director and chair of the Compensation Committee, and John Donofrio, Jr., as a director and chair of the Audit Committee, to hold office until the next annual meeting of stockholders.

Additionally, Jarrett Disbrow, Chief Operating Officer and a director of the Company, resigned from the Board of Aytu, effective July 7, 2016. Mr. Disbrow will remain as Aytu’s Chief Operating Officer.

In connection with Messrs. Cantrell and Donofrio’s appointments to the Board, we granted each of them options to purchase 15,000 shares of our common stock with an exercise price of $3.23, that vest 25% on September 30, 2016, December 31, 2016, March 31, 2017 and June 30, 2017. We also granted each of them 65,000 restricted shares of our common stock. The restricted shares vest on July 12, 2026, subject to earlier vesting in certain situations, as well as the recipients’ continued service.

Additionally, on July 7, 2016, the Board approved restricted stock awards to certain executive officers and directors. Josh Disbrow, our Chief Executive Officer, received 190,000 shares of restricted stock; Greg Gould, our Chief Financial Officer, received 165,000 shares of restricted stock; Jarrett Disbrow, our Chief Operating Officer, received 165,000 shares of restricted stock; Jon McGrael, our Vice President of Commercial Operations, received 140,000 shares of restricted stock; Doug Miller, our Vice President of Technical Operations, received 80,000 shares of restricted stock; Mike Macaluso, a director, received 65,000 shares of restricted stock; and Carl Dockery, a director, received 65,000 shares of restricted stock. The restricted shares vest on July 7, 2026, subject to earlier vesting in certain situations, as well as the recipients’ continued employment or service.

This Prospectus Supplement No. 2 is not complete without, and may not be delivered or used except in connection with, our prospectus, including all amendments and supplements thereto.

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Neither the SEC nor any state securities commission has approved or disapproved our securities or determined that this prospectus is truthful or complete. It is illegal for anyone to tell you otherwise.

The date of this Prospectus Supplement No. 2 is July 22, 2016.